SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2011

PETROBRAS INTERNATIONAL FINANCE COMPANY - PifCo
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Anderson Square Building, P.O. Box 714
George Town, Grand Cayman
Cayman Islands,B.W.I.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM OF F-3ASR OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS (NO. 333-139459) AND PETROBRAS INTERNATIONAL FINANCE COMPANY (NO. 333-139459-01).

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010

Forward Looking Statements

This report on Form 6-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes by Petróleo Brasileiro S.A. – Petrobras in its use of our services for market purchases of crude oil and oil products, and changes in government regulations applicable to us and Petrobras.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

You should read the following discussion of our financial condition and results of operations together with the attached audited consolidated financial statements and the accompanying notes for the year ended December 31, 2010. The audited consolidated financial statements for the years ended December 31, 2010 and  2009 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with U.S.GAAP. As a subsidiary of Petrobras, we also prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil.

Overview

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial condition and results of operations are significantly affected by decisions of our parent company. Our ability to meet our outstanding debt obligations depends on a number of factors, including:

•         Petrobras’ financial condition and results of operations;

•         the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

•         Petrobras’ willingness to continue to make loans to us and provide us with other types of financial support;

•         our ability to access financing sources, including the international capital markets and third-party credit facilities; and

•         our ability to transfer our financing costs to Petrobras.

We earn income from:

•         sales of crude oil and oil products to Petrobras;

•         sales of crude oil and oil products to third parties and affiliates; and

•         the financing of sales to Petrobras, inter-company loans to subsidiaries of Petrobras and investments in marketable securities and other financial instruments.

Our operating expenses include:

•         cost of sales, which is comprised mainly of purchases of crude oil and oil products;

•         selling, general and administrative expenses; and

•         financial expense, mainly from interest on our lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from Petrobras.

Purchases and Sales of Crude Oil and Oil Products

We purchase crude oil and oil products from Petrobras to hold in inventory and for sale outside Brazil. We also sell and purchase crude oil and oil products to and from third parties and related parties, mainly outside Brazil. In April 2010, we began selling crude oil and oil products to Petrobras under terms that allow payment in up to approximately 30 days, without a premium. Prior to April 2010, Petrobras paid us for shipments of crude oil and oil products over a period of up to 330 days, which allowed Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. During this period, we typically financed the purchase of crude oil and oil products through either funds previously provided by Petrobras or third-party trade finance arrangements. Under this arrangement, the premium resulting from the difference between the amount we paid for crude oil and oil products and the amount Petrobras paid us was deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras’ payments to us came due.  Since shipments to Petrobras with payment terms over a period of up to 330 days have been discontinued, the corresponding working capital is no longer required. Our commercial operations, including those with Petrobras, are carried out under normal market conditions and at commercial prices.

We will gradually reduce both our sales of crude oil and oil products to Petrobras and our sales of crude oil and oil products to third parties, and will eventually cease these commercial operations altogether. At that time, we will become a finance subsidiary functioning as a vehicle for Petrobras to raise capital for its operations outside of Brazil through the issuance of debt securities in the international capital markets, among other means. Petrobras’ support of our debt obligations has been and will continue to be made through unconditional and irrevocable guaranties of payment.

Results of Operations for the Year Ended December 31, 2010, Compared to the Year Ended December 31, 2009

Net (Loss) Income

We had a loss of U.S.$262 million in 2010 compared to a net income of U.S.$487 million in 2009.

Sales of Crude Oil and Oil Products and Services

Our sales of crude oil and oil products and services increased 20.5% to U.S.$34,759 million in 2010 compared to U.S.$28,850 million in 2009. This increase was primarily due to higher sales prices resulting from a 29.2% increase in the average price of Brent crude oil, to U.S.$79.47 per barrel in 2010 compared to U.S.$61.51 per barrel in 2009.

Cost of Sales

Cost of sales increased 23.0% to U.S.$34,230 million in 2010 compared to U.S.$27,825 million in 2009. This increase was proportional to the increase in sales of crude oil and oil products and services and was primarily due to the same reasons, and also to higher average inventory price formation for oil and oil products acquired during periods of higher international prices.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses increased 15.3% to U.S.$482 million in 2010 compared to U.S.$418 million in 2009. Shipping costs increased 15.0% to U.S.$338 million in 2010 compared to U.S.$294 million in 2009, primarily due to changes in international market trends and shipping routes.

2

Other Operating Expenses

Our other operating expenses consist primarily of inventory impairment adjustments for our inventory of crude oil and oil products. These expenses increased 65.5% to U.S.$48 million in 2010 compared to U.S.$29 million in 2009.

Financial Income

Our financial income consists of the financing of sales to Petrobras, inter-company loans to Petrobras,  investments in marketable securities and other financial instruments. Our financial income decreased 52.7% to U.S.$944 million in 2010 compared to U.S.$1,997 million in 2009. This decrease was primarily due to reduced income from financing of sales to Petrobras and decreased marketable securities income.

Financial Expense

Our financial expense consists of interest paid and accrued on our outstanding indebtedness, other fees associated with our issuance of debt and other financial instruments. Our financial expense decreased 42.5% to U.S.$1,202 million in 2010 compared to U.S.$2,090 million in 2009. This decrease was primarily due to the extinguishment of our inter-company loans from Petrobras.

Liquidity and Capital Resources

Overview

We finance our oil trading activities principally from commercial banks, including lines of credit, as well as through inter-company loans from Petrobras and the issuance of notes in the international capital markets.

As an offshore, non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury before incurring debt or registering debt with the Central Bank. As a matter of policy, however, we only issue debt following the recommendation of any of Petrobras’ Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

Our Cash Flow

At December 31, 2010, we had cash and cash equivalents of U.S.$1,197 million compared to U.S.$953 million at December 31, 2009.

Our operating activities provided net cash of U.S.$10,245 million in 2010 compared to provided net cash of U.S.$9,397 million in 2009, primarily due to an increase in cash received from related parties in 2010 as a result of the reduction of the period for payment for sales of crude oil and oil products to Petrobras from 330 days to 30 days as of April 2010.

Our investing activities used net cash of U.S.$1,655 million in 2010 compared to using net cash of U.S.$486 million in 2009, primarily as a result of an increase in the amount of loans to related parties.

Our financing activities used net cash of U.S.$8,345 million in 2010 compared to using net cash of U.S.$8,245 million in 2009, primarily due to payments of loans to Petrobras.

3

Accounts Receivable

Accounts receivable from related parties decreased 63.1% to U.S.$5,891 million at December 31, 2010, from U.S.$15,986 million at December 31, 2009, primarily due to an increase in cash received from related parties in 2010 as a result of the reduction of the period for payment for sales of crude oil and oil products to Petrobras from 330 days to 30 days as of April 2010.

Our Short-Term Borrowings

Our short-term borrowings are denominated in U.S. dollars and consist of short-term lines of credit, loans from financing institutions and the short-term portion of long-term lines of credit, loans from financing institutions, sale of right to future receivables and senior notes. At December 31, 2010, we had borrowed U.S.$2,303 million under lines of credit and loans from financing institutions, including the current portion of long-term lines of credit and senior notes compared to U.S.$1,892 million borrowed at December 31, 2009. The weighted average annual interest rate on these short-term borrowings was 2.73% at December 31, 2010, as compared to 2.33% at December 31, 2009. At December 31, 2010, we had utilized all available funds from lines of credit specifically designated for the purchase of crude oil and oil products.

Our notes payable to related parties consisted of loans from Petrobras. At December 31, 2009 we had loans in total amount of U.S.$7,862 million. There was no outstanding balance with Petrobras at December 31, 2010.

Our Long-Term Borrowings

At December 31, 2010, we had long-term borrowings outstanding in financing institutions of:

•         U.S.$880 million (U.S.$2,010 million current portion) in long-term lines of credit due between 2012 and 2017 compared to U.S.$1,396 million at December 31, 2009. At December 31, 2010, we had utilized all of our available funds from lines of credit to purchase crude oil and oil products on the international market for sale to Petrobras and to purchase Petrobras’ crude oil and oil products exports; and

•         U.S.$215 million (U.S.$72 million current portion) under the loan agreement with Malha Gas Investment Co. Ltd. (M-GIC), which acts as a Facility Agent for the Japan Bank for International Cooperation (JBIC). This loan bears interest at Libor plus 0.8% per year, payable semi-annually. The principal amount has been paid semi-annually since December 15, 2009 and will mature on December 15, 2014.

At December 31, 2010, we also had outstanding:

•         U.S.$194 million (U.S.$69 million current portion) in connection with Petrobras’ exports prepayment program, consisting of Senior Trust Certificates due 2015 that bear interest at the rate of 6.436% and Senior Trust Certificates due 2013 that bear interest at the rate of 3.748%;

•         U.S.$10,712 million in Global Notes, due between 2013 and 2040 that bear interest at rates from 5.75% to 9.125% per year. Interest on these notes is paid semi-annually and the proceeds were used for general corporate purposes, including the financing of the purchase of oil product imports, the repayment of existing trade-related debt and inter-company loans; and to repay the bridge loans incurred at the beginning of 2009; and

•         U.S.$430 million (¥35 billion) in Japanese Yen Bonds issued in September 2006 and due September 2016. The issue was a private placement in the Japanese market with a partial guarantee from the Japan Bank for International Cooperation (JBIC). The bonds bear interest at the rate of 2.15% per year, payable semi-annually. On the same date, we entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar-denominated debt.

4

Our outstanding position at December 31, 2010 in irrevocable letters of credit was U.S.$94 million compared to U.S.$556 million at December 31, 2009, supporting crude oil and oil products imports and services. At December 31, 2010, we had standby committed facilities available in the amount of U.S.$721 million, which are not committed to any specific use. We have not drawn down amounts under these facilities, and, as of the date of this filing, we have not scheduled a date for the drawdown.

The following table sets forth the sources of our current and long-term debt at December 31, 2010 and  2009:

CURRENT AND LONG-TERM DEBT

	December 31, 2010		December 31, 2009
	(in millions of U.S. dollars)
	Current	Long-term	Current	Long-term

Financing institutions	U.S.$2,063	U.S.$1,095	U.S.$1,892	U.S.$1,682
Senior Notes	247	-	11	235
Sale of right to future receivables	71	344	70	414
Assets related to export prepayment to be offset against sale of right to future receivables	-	(150)	-	(150)
Global Notes	250	10,712	182	10,710
Japanese Yen Bonds	2	430	2	378
	U.S.$2,633	U.S.$12,431	U.S.$2,157	U.S.$13,269

The following table sets forth the sources of our capital markets debt outstanding at December 31, 2010:

CAPITAL MARKETS DEBT OUTSTANDING(1)

Notes

Principal Amount (in millions of U.S. dollars)
9.750% Senior Notes due 2011	235
3.748% Senior Trust Certificates due 2013(2)	64
9.125% Global Notes due 2013	374
7.750% Global Notes due 2014	398
6.436% Senior Trust Certificates due 2015(2)	200
2.150% Japanese Yen Bonds due 2016(3)	430
6.125% Global Notes due 2016	899
8.375% Global Notes due 2018	577
5.875% Global Notes due 2018	1,750
7.875% Global Notes due 2019	2,750
5.750% Global Notes due 2020	2,500
6.875% Global Notes due 2040	1,500
Total	U.S.$11,677

Unless otherwise noted, all debt is issued by us, with support from Petrobras through a guaranty.

(1)	Does not include Junior Trust Certificates issued by PF Export Trust in connection with Petrobras’ exports prepayment program, because we are the beneficiary of such Junior Trust Certificates.
(2)	Issued in connection with Petrobras’ exports prepayment program.
(3)	Issued by us on September 27, 2006 in the amount of ¥ 35 billion, with support from Petrobras through a standby purchase agreement.

Off Balance Sheet Arrangements

At December 31, 2010, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2010 and the period in which the contractual obligations come due.

	Payments due by period (in millions of U.S. dollars)
Contractual Obligations

Total

		less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt	12,817	386	1,298	626	10,507
Purchase obligations - Long-term	3,851	2,351	606	379	515
Operating leases	9	1	3	3	2
Total	16,677	2,738	1,907	1,008	11,024

Subsequent Events

Financing

Global Notes

On January 27, 2011, PifCo issued an amount of U.S.$6,000 million in a multi-tranche Global notes in the international capital market, as follows:

•           U.S.$2,500 million, due January 27, 2016. The Global notes bear interest at the rate of 3.875% per year, payable semiannually beginning on July 27, 2011;

•           U.S.$2,500 million, due January 27, 2021. The Global notes bear interest at the rate of 5.375% per year, payable semiannually beginning on July 27, 2011;

•           U.S.$1,000 million, due January 27, 2041. The Global notes bear interest at the rate of 6.75% per year, payable semiannually beginning on July 27, 2011.

These financings had an issue cost of approximately U.S.$18 million, discount of U.S.$20 million and effective interest rates of 4.01%, 5.44% and 6.84% per annum, respectively. These Global notes constitute general senior unsecured and unsubordinated obligations of PifCo and are unconditionally and irrevocably guaranteed by Petrobras.

6

Petrobras International Finance Company
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated financial statements

Years ended December 31, 2010, 2009 and 2008

together with Report of Independent Registered Public Accounting Firm

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Petrobras International Finance Company - PifCo and subsidiaries (“the Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, Chief Executive Officer, Chief Financial Officer and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that as of December 31, 2010 the Company’s internal control over financial reporting is effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by KPMG Auditores Independentes, the Company's independent registered public accounting firm, as stated in their report, dated March 15, 2011, included herein.

/s/ Daniel Lima de Oliveira	/s/ Servio Túlio da Rosa Tinoco
Daniel Lima de Oliveira	Servio Túlio da Rosa Tinoco
Chief Executive Officer	Chief Financial Officer
March 15, 2011	March 15, 2011

Petrobras International Finance Company

and subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Financial Statements

December 31, 2010, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Executive Board and Stockholder of

Petrobras International Finance Company

We have audited the accompanying consolidated balance sheets of Petrobras International Finance Company and subsidiaries (“PifCo” or “the Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholder’s deficit and cash flows for each of the years in the three-year period ended December 31, 2010. We also have audited the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements, and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petrobras International Finance Company and subsidiaries as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, Petrobras International Finance Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by COSO.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

Rio de Janeiro, Brazil

March 15, 2011

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Balance Sheets

As of December 31, 2010 and 2009

(In thousand of U.S. dollars)

Assets	2010	2009

Current assets
Cash and cash equivalents (Note 3)	1,197,430	953,157
Marketable securities (Note 4)	2,429,400	2,546,811
Trade accounts receivable
Related parties (Note 5)	5,891,030	15,986,051
Other	927,663	553,081
Notes receivable - related parties (Note 5)	2,636,340	1,213,155
Inventories (Note 6)	1,022,954	1,223,267
Export prepayments - related parties (Note 5)	70,444	382,827
Restricted deposits for guarantees and other (Note 5 and 7)	263,119	127,401

	14,438,380	22,985,750

Property and equipment	837	2,012

Investments in non-consolidated company (Note 1)	7	13

Other assets
Marketable securities (Note 4)	2,728,991	2,490,325
Notes receivable - related parties (Note 5)	430,992	421,962
Export prepayment – related parties (Note 5)	194,440	263,480
Restricted deposits for guarantees and prepaid expenses (Note 7)	188,374	201,188

	3,542,797	3,376,955

Total assets	17,982,021	26,364,730

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Balance Sheets

As of December 31, 2010 and 2009

(In thousand of U.S. dollars, except for number of shares and per share amounts)

Liabilities and stockholder’s deficit	2010	2009

Current liabilities
Trade accounts payable
Related parties (Note 5)	2,169,365	1,684,855
Other	1,015,780	1,436,399
Notes payable - related parties (Note 5)	-	7,862,042
Short-term financing (Note 8)	1,973,287	1,482,820
Current portion of long-term debt (Note 8)	386,028	474,608
Accrued interests (Note 8)	274,022	199,469
Other current liabilities (Note 5)	74,577	34,555

	5,893,059	13,174,748

Long-term liabilities
Long-term debt (Note 8)	12,431,438	13,268,959

Stockholder’s deficit
Shares authorized and issued
Common stock - 300,050,000 shares at par value US$ 1 (Note10)	300,050	300,050
Additional paid in capital	266,394	266,394
Accumulated deficit	(894,272)	(632,755)
Other comprehensive income
Loss on cash flow hedge	(14,648)	(12,666)

	(342,476)	(78,977)

Total liabilities and stockholder’s deficit	17,982,021	26,364,730

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Operations

Years Ended December 31, 2010, 2009 and 2008

(In thousand of U.S. dollars, except net (loss)/income per share amounts)

	Years ended December 31,
	2010	2009	2008

Sales of crude oil, oil products and services
Related parties (Note 5)	17,417,211	15,728,847	23,797,304
Other	17,342,259	13,121,152	18,645,503
	34,759,470	28,849,999	42,442,807

Cost of sales
Related parties (Note 5)	(14,227,465)	(11,899,415)	(14,431,172)
Other	(20,002,760)	(15,926,001)	(27,799,952)
Selling, general and administrative expenses
Related parties (Note 5)	(189,162)	(197,315)	(341,668)
Other	(292,583)	(220,537)	(220,527)
Other operating expenses, net (Note 9)	(48,029)	(29,320)	(577,128)
	(34,759,999)	(28,272,588)	(43,370,447)

Operating income/(loss)	(529)	577,411	(927,640)

Equity in results of non-consolidated company	(6)	(10)	(2)

Financial income
Related parties (Note 5)	563,994	1,415,010	1,655,709
Derivatives on sales and financial transactions
Related parties (Note 5)	6,109	54,398	1,822
Other (Note 12)	142,391	213,683	500,088
Financial investments	213,226	296,096	145,371
Other	18,236	18,283	21,892
	943,956	1,997,470	2,324,882

Financial expense
Related parties (Note 5)	(107,466)	(936,828)	(1,322,342)
Derivatives on sales and financial transactions
Related parties (Note 5)	(4,438)	(27,837)	(30,719)
Other (Note 12)	(163,753)	(373,899)	(384,908)
Financing	(892,168)	(657,407)	(413,305)
Expense on extinguishment of debt	-	(50,408)	-
Other	(34,266)	(43,703)	(18,786)
	(1,202,091)	(2,090,082)	(2,170,060)

Financial, net	(258,135)	(92,612)	154,822

Exchange variation, net	(2,847)	400	(2,836)

Other income, net	-	2,203	3,058

Net (loss)/ income for the year	(261,517)	487,392	(772,598)

Net (loss)/ income per share for the year - US$	(0.87)	1.62	(2.57)

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Changes in Stockholder’s Deficit

Years Ended December 31, 2010, 2009 and 2008

(In thousand of U.S. dollars)

	Years ended December 31,
	2010	2009	2008

Common stock
Balance at January 1	300,050	300,050	300,050

Balance at end of year	300,050	300,050	300,050

Additional paid in capital
Balance at January 1	266,394	266,394	53,926
Transfer to capital	-	-	212,468

Balance at end of year	266,394	266,394	266,394

Accumulated deficit
Balance at January 1	(632,755)	(1,120,147)	(347,549)
Net (loss)/income for the year	(261,517)	487,392	(772,598)

Balance at end of year	(894,272)	(632,755)	(1,120,147)

Other comprehensive income
Loss on cash flow hedge
Balance at January 1	(12,666)	(39,092)	(9,424)
Change in the year	(1,982)	26,426	(29,668)

Balance at end of year	(14,648)	(12,666)	(39,092)

Total stockholder’s deficit	(342,476)	(78,977)	(592,795)

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Cash Flows

Years Ended December 31, 2010, 2009 and 2008

(In thousand of U.S. dollars)

	Years ended December 31,
	2010	2009	2008
Cash flows from operating activities

Net (loss)/income for the year	(261,517)	487,392	(772,598)
Adjustments to reconcile net income(loss) to net cash
used in operations
Depreciation, amortization of prepaid expenses and debt amortization	25,113	76,434	2,993
Loss on inventory	(318)	(144,548)	144,866
Equity in results of non-consolidated company	6	10	2
Decrease (increase) in assets
Trade accounts receivable
Related parties	10,095,021	8,169,024	(9,228,606)
Other	(374,537)	(63,311)	412,006
Export prepayments - related parties	381,423	100,986	36,128
Other assets	203,777	(31,430)	930
Increase in liabilities
Trade accounts payable
Related parties	484,510	(27,215)	625,591
Other	(420,619)	800,422	(544,978)
Other liabilities	112,009	29,495	174,570

Net cash provided by/(used in) operating activities	10,244,868	9,397,259	(9,149,096)

Cash flows from investing activities
Marketable securities, net	(121,255)	(438,612)	(465,902)
Notes receivable - related parties, net	(1,534,676)	(47,155)	493,024
Property and equipment	800	(581)	(1,612)
Investments in non-consolidated company	-	(20)	(5)

Net cash (used in)/provided by investing activities	(1,655,131)	(486,368)	25,505

Cash flows from financing activities
Short-term financing, net issuance and repayments	(9,533)	1,482,820	(5,201)
Proceeds from issuance of long-term debt	-	12,350,000	836,815
Principal payments of long-term debt	(480,608)	(4,697,769)	(722,060)
Short-term loans - related parties, net	(7,855,323)	(17,380,479)	8,626,816

Net cash (used in)/provided by financing activities	(8,345,464)	(8,245,428)	8,736,370

Increase/(decrease) in cash and cash equivalents	244,273	665,463	(387,221)
Cash and cash equivalents at beginning of the year	953,157	287,694	674,915

Cash and cash equivalents at end of the year	1,197,430	953,157	287,694

Supplemental disclosures of cash flow information:

Cash paid during the year for
Interest	931,685	1,658,154	1,517,259
Income taxes	941	3,932	1,977
Cash received during the year for interest	209,872	101,678	176,903

Non-cash investing and financing transactions
Capital contribution due to acquisition and sale of Platform P-37 through loans	-	-	212,468
Transfer to Brasoil of notes receivable and payable	-	-	8,231,299
Payment of accounts payable through loans from Petrobras	-	-	600,000

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years Ended December 31, 2010, 2009 and 2008

Notes to the Consolidated Financial Statements

(In thousand of U.S. dollars)

1.   The Company and its Operations

Petrobras International Finance Company - (“PifCo” or the “Company”) was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of Petróleo Brasileiro S.A. - (“Petrobras”).

PifCo purchases crude oil and oil products from Petrobras to hold in inventory and for sale outside Brazil. Additionally, the Company sells and purchases crude oil and oil products to and from third parties and related parties, mainly outside Brazil. PifCo also purchases crude oil and oil products from third parties and sells to Petrobras under terms that allow payment in up to approximately 30 days, without a premium. Prior to April 2010, Petrobras paid for shipments of crude oil and oil products from PifCo over a period of up to 330 days, including a premium that was recognized on a deferred payment basis.

Accordingly, intercompany activities and transactions, and therefore the Company's financial position and results of operations, are affected by decisions made by Petrobras. Commercial operations, including those with Petrobras, are carried out under normal market conditions and at commercial prices. PifCo also engages in international capital market borrowings as a part of Petrobras’ financial and operating strategy.

PifCo will gradually reduce both its sales of crude oil and oil products to Petrobras and its sales of crude oil and oil products to third parties, and will eventually cease these commercial operations altogether. At that time, PifCo will become a finance subsidiary functioning as a vehicle for Petrobras to raise capital for its operations outside of Brazil through the issuance of debt securities in the international capital markets, among other means. Petrobras’ support of PifCo’s debt obligations has been and will continue to be made through unconditional and irrevocable guaranties of payment.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

Petrobras Singapore Private Limited

Petrobras Singapore Private Limited (“PSPL”), based in Singapore, was incorporated in April 2006 to trade crude oil and oil products in connection with trading activities in Asia.

In 2008, PSPL took a 50% participation in PM Bio Trading Private Limited, a joint venture with Mitsui & Co. LTD established in Singapore to trade ethanol and to perform other related activities with a main focus in the Japanese market. PM Bio Trading Private Limited is scheduled to commence its operations by 2012.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years Ended December 31, 2010, 2009 and 2008

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars)

1.   The Company and its Operations (Continued)

Petrobras Finance Limited

Petrobras Finance Limited (“PFL”), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL purchases fuel oil from Petrobras and sells this product in the international market, including sales to designated customers, in order to generate receivables to cover the sale of future receivables debt. Certain sales were through subsidiaries of Petrobras.

Petrobras Europe Limited

Petrobras Europe Limited (“PEL”), based in the United Kingdom, consolidates Petrobras’ European trade and finance activities.  These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PifCo, PSPL, Petrobras Paraguay, Petrobras International Braspetro B.V. – PIB BV and Petrobras, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which those companies operate. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

Bear Insurance Company Limited

Bear Insurance Company Limited (“BEAR”), based in Bermuda, contracts insurance for Petrobras and its subsidiaries.

2.   Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The preparation of these consolidated financial statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the consolidated financial statements, as well as amounts included in the notes thereto.

Events subsequent to December 31, 2010, were evaluated until the time of the filing of the Form 6-K with the Securities and Exchange Commission.

(a)  Foreign currency translation

The Company’s functional currency is the U.S. dollar. All monetary assets and liabilities denominated in a currency other than the U.S. dollar are remeasured into the U.S. dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the statement of operations as financial expense or income.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years Ended December 31, 2010, 2009 and 2008

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars)

2.    Basis of Financial Statement Presentation (Continued)

(b)   Cash and cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at their date of acquisition.

(c)  Marketable securities

Marketable securities have been classified by the Company as available for sale, held to maturity or trading based upon intended strategies with respect to such securities.

Trading securities are marked-to-market through current period earnings, available for sale securities are marked-to-market through other comprehensive income, and held to maturity securities are recorded at amortized cost.

There were no material transfers between categories.

(d) Trade accounts receivable

Trade accounts receivable are stated at estimated realizable values. An allowance for credit losses is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts receivables.

(e)  Notes receivable

Notes receivable bear interest rates, are stated at estimated realizable values and relate to loans executed between the Company and subsidiaries of Petrobras.

(f)  Inventories

Inventories are stated at the lower of weighted average cost or net realizable market value.

(g)  Restricted deposit and guarantees

Restricted deposit and guarantees represent amounts placed in escrow as required by contractual commitments of the Company. Deposits are made in cash and recorded at funded amount.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years Ended December 31, 2010, 2009 and 2008

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars)

2.   Basis of Financial Statement Presentation (Continued)

(h) Prepaid expenses

Prepaid expenses are exclusively comprised of deferred financing costs associated with the Company's debt issuance and are being amortized over the terms of the related debt. The unamortized balance of deferred financing costs was US$ 56,030 and US$ 67,730 as of December 31, 2010 and 2009, respectively.

(i)  Property and equipment

Property and equipment are stated at cost and are depreciated according to their estimated useful lives.

(j)  Current and long-term liabilities

These are stated at known or estimated amounts including, when applicable, accrued interest.

(k) Unearned income

Unearned income represents the unearned premium charged by the Company to Petrobras and Alberto Pasqualini - Refap S.A. (“Refap”) up to March 2010 to compensate for its financing costs. The premium is billed to Petrobras and Refap at the same time the related product is sold, and is deferred and recognized into earnings as a component of financial income on a straight-line basis over the collection period, which ranges from 120 to 330 days, in order to match the premium billed with the Company’s financial expense. The unearned income is classified within accounts receivable.

(l)   Revenues, costs, income and expenses

For all third party and related party transactions, revenues are recognized in accordance with the U.S. SEC’s Staff Accounting Bulletion 104 - Revenue Recognition. Crude oil and oil products revenues are recognized on an accrual basis when persuasive evidence of an arrangement exists in the form of a valid contract, delivery has occurred or title has transferred, the price is fixed or determinable and collectability is reasonably assured. Costs are recognized when incurred. Income and expenses include financial interest and charges, at official rates or indexes, relating current and non-current assets and liabilities and, when applicable, the effects arising from the adjustment of assets to market or realizable value.

Purchases and sales of inventory with the same counterparty (buy/sell arrangements) are combined and recorded on a net basis and reported in “Cost of sales” on the Consolidated Statements of Operations.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years Ended December 31, 2010, 2009 and 2008

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars)

2.   Basis of Financial Statement Presentation (Continued)

(l)   Revenues, costs, income and expenses (Continued)

The principal commercial transactions of the Company consist of:

Imports - the Company buys from suppliers outside Brazil (mainly from third-parties) and sells to Petrobras and its Brazilian subsidiaries.

Exports - the Company buys from Petrobras and sells to customers outside Brazil.

Off-shore - the Company buys and sells mainly outside of Brazil, in transactions with third-parties and related parties.

(m)Accounting for derivatives and hedging activities

The Company applies Codification Topic 815 - Derivatives and Hedging, together with its amendments and interpretations, referred to collectively herein as “ASC Topic 815”. These rules require that all derivative instruments be recorded in the balance sheet of the Company as either an asset or a liability and measured at fair value. ASC Topic 815 requires that changes in the derivative’s fair value be recognized in the income statement unless specific hedge accounting criteria are met; and the Company designates. For derivatives designated as accounting hedges, fair value adjustments are recorded either in the income statements or “Accumulated other comprehensive income”, a component of shareholders’ equity, depending upon the type of accounting hedge and the degree of hedge effectiveness.

The Company uses derivative financial instruments, not designated as hedge accounting, to mitigate the risk of unfavorable price movements for crude oil and oil products purchases. These instruments are marked-to-market with the associated gains or losses recognized as “Financial income” or “Financial expense”.

The Company may also use non-hedging derivatives to mitigate the risk of unfavorable exchange-rate movements on its foreign currency-denominated funding. Gains and losses from changes in the fair value of these contracts are recognized as “Financial income” or “Financial expense”.

The Company may also use hedging derivatives to protect exchange of interest rates in different currencies. These hedging derivatives used as well as the risk being hedged are accounted for a cash flow model. Under this model, the gains and losses associated with the derivative instruments are deferred and recorded in “Accumulated other comprehensive income” until such time as the hedged transaction impacts earnings, with the exception of any hedge ineffectiveness; which is recorded directly in the statements of operations.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years Ended December 31, 2010, 2009 and 2008

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars)

2.   Basis of Financial Statement Presentation (Continued)

(n) Recently adopted accounting standards

Transfers and Servicing (ASC 860), Accounting for Transfers of Financial Assets (ASU 2009-16)

The FASB issued ASU 2009-16 in December 2009.  This standard removes the concept of a Qualifying Special Purpose Entity (“QSPE”) and the exception for QSPE consolidation and clarifies the requirements for financial asset transfers eligible for sale accounting. ASU 2009-16 was adopted on January 1, 2010, and did not impact the Company’s results of operations, financial position or liquidity.

Consolidation (ASC 810), Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities (ASU 2009-17)

The FASB issued ASU 2009-17 in December 2009. This standard became effective for the Company January 1, 2010. ASU 2009-17 requires the enterprise to qualitatively assess if it is the primary beneficiary of a variable-interest entity (“VIE”), and, if so, the VIE must be consolidated. Additionally, this Statement requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE. ASU 2009-17 was adopted on January 1, 2010, and did not impact the Company’s results of operations, financial position or liquidity.

Receivables (Topic 310), Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (ASU 2010-20)

The ASU 2010-20 enhance the disclosures required for financing receivables and allowances for credit losses under FASB Accounting Standards Codification 310, Receivables. Most of the existing disclosures have been amended to require information on a more disaggregated basis. ASU 2010-20 was adopted in December, 2010. The Company’s consolidated financial statements will be impacted only by additional disclosures.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years Ended December 31, 2010, 2009 and 2008

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars)

3.   Cash and Cash Equivalents

	2010	2009

Cash and banks

	14,712	1,445
Time deposits and short-term investment	1,182,718	951,712
	1,197,430	953,157

4.      Marketable Securities

				Total
			Interest rate
	Security (ii)	Maturity	per annum	2010 (i)	2009 (i)

Available for Sale (iii)	Clep	2014	8%	878,649	817,896
Available for Sale (iii)	Petrobras	2011	7.4% + IGPM(*)	448,417	366,246
Held to Maturity	Charter	2024	3.85%	849,548	908,491
Held to Maturity	NTS	2011-2014	1.26%/1.94%	608,820	601,845
Held to Maturity	NTN	2011-2014	1.26%/1.94%	639,604	631,499
Held to Maturity	Mexilhão	2011	2.12%/2.14%	472,321	471,081
Held to Maturity	Gasene	2022	2.75%	389,387	382,424
Held to Maturity	PDET	2019	2.25%	367,513	359,576
Held to Maturity	TAG	2011	1.20%	504,132	498,078
				5,158,391	5,037,136
Less: Current balances				(2,429,400)	(2,546,811)
				2,728,991	2,490,325

(*)   IGPM – General Market Price Index, calculated by the Brazilian Institute of Economics (IBRE) of the Getulio Vargas Foundation (FGV).

(i)    Balances include interest and principal.

(ii)   Securities held by the fund are respective to the special purposes companies, established to support Petrobras infrastructure projects, are not US exchange traded securities.

(iii)  Changes in fair value related to the securities classified as available for sale are diminimus and were included in the Statement of Operations as financial income.

Marketable securities are comprised of amounts the Company has invested in the exclusive portfolio of an investment fund, operated exclusively for PifCo, which holds certain Petrobras group securities among its other investments.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years Ended December 31, 2010, 2009 and 2008

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars)

5.    Related Parties

	Petróleo Brasileiro S.A. -Petrobras	Petrobras International Braspetro B.V. - PIB BV and its subsidiaries	Downstream Participações S.A.and its subsidiaries	Other	2010	2009
Current assets
Marketable securities (i)	448,417	-	-	1,980,983	2,429,400	2,546,811
Accounts receivable, principally for sales (ii)	5,714,401	175,151	1,477	1	5,891,030	15,986,051
Notes receivable	1,746,007	423,112	-	467,221	2,636,340	1,213,155
Export prepayment	70,444	-	-	-	70,444	382,827
Other	-	987	-	2,316	3,303	3,994

Investments in non-consolidated company	-	-	-	7	7	13

Other assets
Marketable securities (i)	-	-	-	2,728,991	2,728,991	2,490,325
Notes receivable	-	430,992	-	-	430,992	421,962
Export prepayment	194,440	-	-	-	194,440	263,480

Current liabilities
Trade accounts payable	1,930,054	189,357	49,954	-	2,169,365	1,684,855
Notes payable	-	-	-	-	-	7,862,042
Other	-	792	-	-	792	2,768

Statement of operations							2008
Sales of crude oil and oil products and services	10,784,093	4,528,953	1,739,205	364,960	17,417,211	15,728,847	23,797,304
Purchases (iii)	(11,143,889)	(2,698,364)	(327,760)	(57,452)	(14,227,465)	(11,899,415)	(14,431,172)
Selling, general and administrative expenses	(113,365)	(78,370)	2,416	157	(189,162)	(197,315)	(341,668)
Equity in results of non-consolidated company	-	-	-	(6)	(6)	(10)	(2)
Financial income	482,343	84,377	-	3,383	570,103	1,469,408	1,657,531
Financial expense	(107,466)	(4,438)	-	-	(111,904)	(964,665)	(1,353,061)

Commercial operations between PifCo and its subsidiaries and affiliated companies, including those with Petrobras, are carried out under normal market conditions and at commercial prices. Prior to April 2010, sales of crude oil and oil products to Petrobras were settled over a period of up to 330 days, and included financing charges accrued during these extended payment periods.

Certain affiliates of PifCo and PFL, which are subsidiaries of Petrobras, serve as agents in connection with export sales to certain customers under the export prepayment program. Those transactions have been classified as related party transactions for purposes of these financial statements.

All transactions with related parties support the financial and operational strategy of PifCo’s parent company, Petrobras.

(i)        See Note (4).

(ii)      Accounts receivable from related parties consist primarily of crude oil sales made by the Company to Petrobras, some of which include extended payment terms of up to 330 days.

(iii)   Purchases from related parties are presented in the cost of sales in the consolidated statements of operations.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years Ended December 31, 2010, 2009 and 2008

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars)

6.   Inventories

	2010	2009

Crude oil

	707,369	847,901
Oil products and other	263,359	345,732
Ethanol	52,226	29,634
	1,022,954	1,223,267

Inventories are stated at the lower of cost or net realizable market value. At December 31, 2009 the inventories were reduced in US$ 318 (see Note 9), due to declines in international oil prices, which have been classified as other operating expenses in the statement of operations. At December 31, 2010 there was no impairment. The Company adopted the net realizable value for inventories impairment purposes.

7.   Restricted Deposits and Guarantees

PifCo has restricted deposits with financial institutions that are required as a result of contractual obligations in financing arrangements. The amount classified in non-current assets is comprised of deposits: (i) US$ 38,250 related to issuances of senior notes in the total amount of US$ 600,000. The guarantees related to the financings will be maintained through maturity of such financings, and are required per the related debt agreement; and (ii) in accordance with the Deposit, Pledge and Indemnity Agreement of April 29, 2005, PifCo has guaranteed the debt of SFE – Sociedade Fluminense de Energia Ltda., a subsidiary of Petrobras. In accordance with the terms of this guarantee, PifCo has deposited US$ 95,948 in an escrow account, such amount to be used to satisfy Sociedade Fluminense de Energia debts in the event of default.

8.   Financing

	Current		Long-term
	2010	2009	2010	2009
Financial institutions (i)	2,063,178	1,891,662	1,094,905	1,682,543
Senior notes	246,449	11,099	-	235,350
Sale of right to future receivables	71,084	70,347	344,440	413,480
Assets related to export prepayment to be offset against sale of right to future receivables	-	-	(150,000)	(150,000)
Global notes	250,197	181,656	10,711,593	10,709,621
Japanese yen bonds	2,429	2,133	430,500	377,965
	2,633,337	2,156,897	12,431,438	13,268,959
Financing	1,973,287	1,482,820	12,431,438	13,268,959
Current portion of long-term debt	386,028	474,608	-	-
Accrued interests	274,022	199,469	-	-
	2,633,337	2,156,897	12,431,438	13,268,959

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years Ended December 31, 2010, 2009 and 2008

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars)

8.    Financing (Continued)

(i)        The Company’s financings in U.S. dollars are derived mainly from commercial banks and include trade lines of credit, which are primarily intended for the purchase of crude oil and oil products on the international market for sale to Petrobras and to purchase Petrobras crude oil and oil products exports, and with interest rates ranging from 1.55% to 3.81% at December 31, 2010. The weighted average borrowing for short-term debt at December 31, 2010 and 2009 was 2.73% and 2.33%, respectively.

At December 31, 2010 and 2009, the Company had fully utilized all available lines of credit specifically designated for purchase of imported crude oil and oil products.

At December 31, 2010 and 2009, the Company’s long-term debt was US$ 12,431,438 and US$ 13,268,959, respectively, and had estimated fair values of approximately US$ 14,076,200 and US$ 14,445,600, respectively.

Long-term financing - Additional information

a)   Long-term debt interest rates

					Payment period
	Date of issuance	Maturity	Interest rate	Amount	Interest	Principal
Sale of right to future receivables
Junior trust certificates
Serie 2003-B	May, 2003	2013	3.748%	40,000	quarterly	bullet
Serie 2003-A	May, 2003	2015	6.436%	110,000	quarterly	bullet
				150,000
Assets related to export prepayment to be offset against sale of right to future receivables
Serie 2003-B	May, 2003	2013	3.748%	(40,000)	quarterly	bullet
Serie 2003-A	May, 2003	2015	6.436%	(110,000)	quarterly	bullet
				(150,000)
				-
Senior trust certificates
Serie 2003-B	May, 2003	2013	4.848%	39,100	quarterly	quarterly
Serie 2003-A	May, 2003	2015	6.436%	155,340	quarterly	quarterly
				194,440

Japanese yen bonds	September, 2006	2016	2.150%	430,500	semiannually	bullet
				430,500
Global notes
Global notes	July, 2003	2013	9.125%	376,847	semiannually	bullet
Global notes	December, 2003	2018	8.375%	576,780	semiannually	bullet
Global notes	September, 2004	2014	7.750%	397,865	semiannually	bullet
Global notes	October, 2006	2016	6.125%	860,157	semiannually	bullet
Global notes	November, 2007	2018	5.875%	1,739,697	semiannually	bullet
Global notes	February and July, 2009	2019	7.875%	2,803,413	semiannually	bullet
Global notes	October, 2009	2020	5.750%	2,479,621	semiannually	bullet
Global notes	October, 2009	2040	6.875%	1,477,213	semiannually	bullet
				10,711,593

Financial institutions	from 2005	up to 2017	from 1.55% to 3.03%	1,094,905	various	various
				1,094,905
				12,431,438

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years Ended December 31, 2010, 2009 and 2008

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars)

8.    Financing (Continued)

Long-term financing - Additional information (Continued)

b)     Long-term debt maturity dates:

2012	761,798
2013	536,185
2014	553,874
2015	72,200
2016	1,360,656
Thereafter	9,146,725
12,431,438

9.   Other Operating Expenses, Net

The Company recognized a loss of US$ 45,668 and US$ 29,320 due to a reduction in the value of the inventory for the year ended December 31, 2010 and 2009, respectively, resulting from lower international oil prices.

10. Stockholder's Deficit

Capital

The subscribed capital at December 31, 2010 and 2009 is US$ 300,050 divided into 300,050,000 shares of US$ 1.00 each.

11. Commitments and Contingencies

(a)  Oil purchase contract

In an effort to ensure procurement of crude oil and oil products for the Company’s customers, the Company currently has several short and long-term normal purchase contracts with maturity dates up to 2019, which collectively obligate it to purchase a minimum of approximately 453,802 barrels of crude oil and oil products per day at market prices.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years Ended December 31, 2010, 2009 and 2008

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars)

11. Commitments and Contingencies (Continued)

(b) Purchase option - Platforms

The Company has maintained the right to exercise a call option on the existing Subchartered Asset Option Agreement granted by PNBV, and has maintained an obligation to purchase the vessels in the event that PNBV exercises its Put Option, upon the occurrence of an event of default, under the same Option Agreement, for Platforms P-8, P-15, P-32. PifCo also has an obligation to purchase these platforms after the expiration of the Charters.

In relation to P-47, PifCo has maintained the right to exercise a call option on the existing Subchartered Asset Option Agreement granted by PNBV, and has maintained an obligation to purchase the vessel in the event that PNBV exercises its Put Option, upon the occurrence of an event of default or of the expiration of the Charter.

PifCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

(c)  Loan agreements

The Company’s outstanding position at December 31, 2010 in irrevocable letters of credit was US$ 93,572, as compared to US$ 556,162 at December 31, 2009, supporting crude oil and oil products imports and services.

Additionally, the Company had standby committed facilities available in the amount of US$ 720,682, (US$ 518,500 at December 31, 2009) which are not committed to any specific use. PifCo has not drawn down amounts related to these facilities and does not have a scheduled date for the drawdown.

12. Derivative Instruments, Hedging and Risk Management Activities

PifCo’s policy for the risk management of the price of oil and oil products consists basically in protecting the margins in certain specific short-term positions. Future contracts, swaps and options are the instruments used in these economic hedge operations which are tied to actual physical transactions. Positive and negative results are offset by the reverse results of the actual physical market transaction and they are recorded in the statement of operations as financial income and financial expense. The Company’s derivative instruments are recorded in the consolidated balance sheet at their fair value.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years Ended December 31, 2010, 2009 and 2008

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars)

12. Derivative Instruments, Hedging and Risk Management Activities (Continued)

For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models or quoted prices for instruments with similar characteristics. The transaction price is used as the initial fair value of the contracts.

Commodity derivative contracts are reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gain or losses in earnings, using marked-to-market accounting, in the period of change.

As of December 31, 2010 and 2009, the Company had the following outstanding commodity derivative contracts:

Commodity Contracts	Notional amount in thousands of bbl* as of
Maturity 2011	2010	2009

Futures and Forwards contracts	(2,857)	(3,447)
Options contracts	(130)	-

* A negative notional amount represents a sale position.

Cash Flow Hedge

In September 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yen in order to fix the Company’s costs in this operation in dollars.  In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen to the U.S. dollar was fixed at the beginning of the transaction and has remained fixed since that time. The Company does not intend to settle these contracts before the end of their terms.

The Company has elected to designate its cross currency swap as cash flow hedge. Both at the inception of a hedge and on an ongoing basis, a cash flow hedge must be expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. Derivative instruments designated as cash flow hedges are reflected as either assets or liabilities on the Company’s consolidated balance sheets. Change in fair value, to the extent the hedge is effective, is reported in accumulated other comprehensive income until the cash flows of the hedged item occurs.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years Ended December 31, 2010, 2009 and 2008

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars)

12.  Derivative Instruments, Hedging and Risk Management Activities (Continued)

Cash Flow Hedge (Continued)

Effectiveness tests are conducted quarterly in order to measure how the changes in the fair value or the cash flow of the hedge items are being absorbed by the hedge mechanisms. The effectiveness calculation indicated that the cross currency swap is highly effective in offsetting the variation in the cash flow of the bonds issued in Yen.

As of December 31, 2010, the Company had entered into the following cross currency swap:

Cross Currency Swaps

Maturing in 2016%		Notional Amount (in thousand JPY)

Fixed to fixed		35,000,000
Average Pay Rate (USD)	5.69
Average Receive Rate (JPY)	2.15

At December 31, 2010, the cross currency swap and the portfolio for commercial operations, as well as the hedges for their protection through derivatives for oil and oil products, presented a maximum estimated loss per day (VAR – Value at Risk), calculated at a reliability level of 95%, of approximately US$ 5,572 and US$ 9,786, respectively.

The effect of derivative instruments on the statement of financial position for the year ended December, 31 2010 and 2009 was as follows:

	2010				2009
	Asset Derivatives		Liability Derivatives		Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under Codification Topic 815
Foreign exchange contracts	Other current assets	115,487		-	Other current assets	64,819		-

Derivatives not designated as hedging instruments under Codification Topic 815
Commodity contracts	Other current assets	9,204	Other current liabilities	35,611	Other current assets	23,143	Other current liabilities	22,997
Total Derivatives		124,691		35,611		87,962		22,997

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years Ended December 31, 2010, 2009 and 2008

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars)

12. Derivative Instruments, Hedging and Risk Management Activities (Continued)

Cash Flow Hedge (Continued)

	Amount of Loss Recognized in OCI on Derivative (Effective Portion)			Amount of Gain Reclassified from Accumulated OCI into Income (Effective Portion)		Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Derivatives in Codification Topic 815 - Cash Flow Hedging Relationship	2010	2009	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	2010	2009	2010	2009
Foreign exchange contracts	42,243	8,286	Financial expense, net	(44,225)	18,140	1,590	760

		Amount of Gain or (Loss) Recognized in Income on Derivative
Derivatives Not Designated as Hedging Instruments under Codification Topic 815	Location of Gain or (Loss) Recognized in Income on Derivative	2010	2009

Commodity contracts	Financial income	146,910	267,321
	Financial expense	(168,191)	(401,736)
Total		(21,281)	(134,415)

PifCo had written put options in the past that allows the holder of the options to sell a floating number of heavy fuel oil volumes at a minimum price of US$14/barrel. Such option had served as an economic hedge on related future sales of receivables under the structured finance export prepayment program; the intent of which was to ensure that physical barrels delivered under the structured finance export prepayment program generate sufficient cash proceeds to repay related financial obligations. Given the low strike price relative to the market the fair value of these options is immaterial at December 31, 2010 and 2009.

Embedded Derivatives

The procedures for identifying derivative instruments in contracts aim at timely recognition, control and adequate accounting handling to be employed.

The contracts with possible clauses for derivative instruments or securities to be realized are communicated before they are signed, so that there is orientation with respect to the eventual performance of effectivity tests, the establishment of the accounting policy to be adopted and the methodology for calculation of the fair value.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years Ended December 31, 2010, 2009 and 2008

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars)

12.  Derivative Instruments, Hedging and Risk Management Activities (Continued)

The embedded derivatives identified in the year were:

Sale of Imported Petroleum

Sales agreements for imported petroleum entered into between Petrobras Singapore Private Limited - PSPL and Refinaria de Petróleo Riograndense S.A.

The transaction consists of sale of petroleum, whose main characteristics reside in the fact that the prices to be paid on a future date are fixed at the time of the signing of the contracts, in contrast to other transactions of the same nature where the settlement prices are observed on the dates of delivery of the products, which incontestably defines the existence of a short position for a petroleum futures contract.

	Notional amount in thousands of bbl* as of	Fair Value	VaR	Maturity

Forwards contract
Short position	400	2,316	1,080	2011

The identified embedded derivative was valued at fair value through profit and loss and classified at level 1 in the fair value hierarchy.

Sale of Ethanol

Sales agreements for hydrous ethanol entered into between PifCo and Toyota Tsusho Corporation.

The transaction consists of sale of hydrous ethanol through a price formula defined at the time of signing the contract. The definition of price for each shipment of hydrous ethanol delivered in this contract involves two quotations of distinct references: ethanol and naphtha.

The contract establishes the beginning of delivery of shipments of alcohol in 2012 for a period of 10 years. However, as there is a contractual clause that permits renegotiation of prices and termination by any one of the parties after five years, if a new agreement is not reached, we consider the term of only five years as a firm contractual commitment for purposes of calculating the value of the embedded derivative financial instrument.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years Ended December 31, 2010, 2009 and 2008

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars)

12. Derivative Instruments, Hedging and Risk Management Activities (Continued)

The basic defined contractual quantity is 143,000 m³ per year.

The price formula in question uses as one of its references the quotation of a commodity that does not maintain a strict cost or market value relationship with the product transacted in the contract. Accordingly, the portion referring to the embedded derivative should be isolated from the original contract and recorded in the financial statements following the same rules applicable to the other derivative financial instruments.

The table below presents the fair value and the value at risk (VaR) of the embedded derivative for the year:

	Notional amount in thousands of m³* as of	Fair Value	VaR	Maturity

Forwards contracts
Long position	715	32,081	992	2016

The derivative was valued at fair value through profit and loss and classified at level 3 in the fair value hierarchy.

The gains obtained are presented in the Statements of Operations as financial income.

Fair Value

Fair values are derived either from quoted market prices available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, short-term debt, short-term portion of long-term debt and trade payables approximate their carrying values.

The Company’s long-term asset related to the export prepayment program was US$ 194,440 and US$ 263,480 at December 31, 2010 and 2009, respectively, and had fair values of US$ 205,800 and US$ 270,500, respectively.

The disclosure requirements of Codification Topic 820 were applied to the Company’s derivative instruments and certain marketable securities recognized in accordance with Codification Topic 320.

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years Ended December 31, 2010, 2009 and 2008

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars)

12. Derivative Instruments, Hedging and Risk Management Activities (Continued)

The Company’s commodities derivatives, marketable securities and embedded derivative of sale of imported petroleum fair values were recognized in accordance with exchanged quoted prices as the balance sheet date for identical assets and liabilities in active markets, and, therefore, were classified as level 1.

The fair values of cross currency swaps were calculated using observable interest rates in JPY and USD for the full term of the contracts, and, therefore, were classified as level 2.

The fair value of embedded derivative of sale of ethanol was determined based on practices used on the market, where the difference between the spreads for naphtha and ethanol is calculated. The values of the parameters used in the calculation were obtained from the quotations for market price for ethanol and naphtha on the CBOT (Chicago Board of Trade) future market on the last working day of the period of the financial statements, and, therefore, was classified as level 3.

The fair value hierarchy for our financial assets and liability accounted for at fair value on a recurring basis at December 31, 2010, was:

	Level 1	Level 2	Level 3	December 31, 2010

Assets

Marketable securities - available for sale	1,327,066	-	-	1,327,066
Foreign exchange derivatives	-	115,487	-	115,487
Commodity derivatives	11,520	-	32,081	43,601
Total assets	1,338,586	115,487	32,081	1,486,154

Liability
Commodity derivatives	36,498	-	-	36,498
Total liabilities	36,498	-	-	36,498

13.  Subsequent Events

Financing

Global Notes

On January 27, 2011, PifCo issued an amount of US$ 6,000,000 in a multi-tranche Global Notes in the international capital market, as follows:

Petrobras International Finance Company and Subsidiaries

(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Years Ended December 31, 2010, 2009 and 2008

Notes to the Consolidated Financial Statements (Continued)

(In thousand of U.S. dollars)

13.  Subsequent Events (Continued)

Financing (Continued)

(i)    US$ 2,500,000, due January 27, 2016. The Global Notes bear interest at the rate of 3.875% per year, payable semiannually beginning on July 27, 2011;

(ii)   US$ 2,500,000, due January 27, 2021. The Global Notes bear interest at the rate of 5.375% per year, payable semiannually beginning on July 27, 2011;

(iii)  US$ 1,000,000, due January 27, 2041. The Global Notes bear interest at the rate of 6.750% per year, payable semiannually beginning on July 27, 2011.

These financings had an issue cost of approximately US$ 18,447, discount of US$ 20,520 and effective interest rates of 4.01%, 5.44% and 6.84% per annum, respectively. These Global Notes constitute general senior unsecured and unsubordinated obligations of PifCo and are unconditionally and irrevocably guaranteed by Petrobras.

*   *   *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2011

PETROBRAS INTERNATIONAL FINANCE COMPANY-PifCo

By:	/S/ Daniel Lima de Oliveira
Daniel Lima de Oliveira Chairman of the Board

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur . The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.